

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-mail
Glen C. Warren, Jr.
President, Chief Financial Officer
  and Secretary
Antero Resources Corporation
1625 17th Street
Denver, Colorado 80202

Re: Antero Resources Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2013
File No. 333-189284

Dear Mr. Warren:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note recent press articles about recent accidents and fatalities in your West Virginia operations. Tell us what consideration you have given to provide disclosure about these events in your prospectus.

Prospectus Summary, page 1

Reserves, page 3

2. The disclosure of your probable and possible reserves on pages 89, 90 and 92 in the Registration Statement on Form F-1 as amended on July 30, 2013 is limited to the total reserve quantity presented by individual product type. We re-issue prior comment 11 in our letter of July 12, 2013, in part, as your tabular disclosure does not fulfill the presentation requirements set forth in Regulation S-K. Please expand your disclosure of probable and possible reserves to include a tabulation of the developed and undeveloped reserve quantities by individual product type as required by Items 1202(a)(2)(iv-vii) of Regulation S-K. Furthermore, expand your presentation on pages 4 and 5 to include the proportions of developed probable and possible reserves in a manner comparable to the disclosure of your proved developed reserves.

3. Please expand the disclosure relating to the tabular presentation of reserves and PV-10 on pages 4 and 5 and elsewhere on pages 89, 90 and 92 to provide a cautionary statement to prospective investors regarding different levels of uncertainty relating to the probable and possible reserves and PV-10 as presented. Your statement for example should indicate the reserves and PV-10 relating to the different categories of proved, probable and possible have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable and should not be summed into total amounts.

4. We note your response to prior comment 10 in our letter dated July 12, 2013. Please revise to provide additional disclosure explaining the relevance and usefulness of PV-10 measures presented in your filing that are not calculated in a manner consistent with the standardized measure of discounted future net cash flows. Your revised disclosure should also include a clear discussion of the risks associated with these PV-10 measures (e.g., address the degree of certainty regarding underlying cash flows for non-proved reserves) and should provide a discussion of the assumptions used by management in calculating these measures. In addition, explain the limitations with regard to the comparability of PV-10 measures presented for non-proved reserves and for reserves calculated using alternate pricing scenarios.

Midstream Infrastructure, page 6

5. Your response to prior comment 17 in our letter of July 12, 2013, in part, states the reserves estimates and calculations of PV-10 as of June 30, 2013 incorporate projected cost reductions related to the installation of the water pipeline system; whereas, the project was not deemed sufficiently certain to warrant adjustments in your December 31, 2012 estimates.

6. Please tell us why you believe the capital expenditure amounts, the projected estimate of a $600,000 cost reduction to the completion cost per horizontal well and the in-service date are sufficiently certain to warrant adjustments to your June 30, 2013 reserves and PV-10 estimates.

7. Also clarify if the project as of June 30, 2013 has been subjected to and received a final investment decision and sanction by Company management and partners, if applicable, and received the necessary regulatory permits and approvals to install and operate the proposed system.

Business Strengths, page 7

8. We note your response to comment 19 in our letter dated July 12, 2013 and the related revisions in your filing. Please enhance your disclosure in this section to specify, as you do on page 28, that "48% and 80% of [y]our natural gas leases related to [y]our Marcellus and Utica acreage, respectively, require [you] to drill wells that are commercially productive, and if [you] are unsuccessful in drilling such wells, [you] could lose [y]our rights under such leases."

Summary Reserve Data, page 19

9. Please expand the disclosure on page 19 to state the percentage of total proved reserves audited by a third party as of June 30, 2013, December 31, 2012 and December 31, 2011. Also expand this table to present the percentages audited for the period ending June 30, 2012 in addition to those audited for the period ending December 31, 2012.

Selected Historical Consolidated Financial Data, page 50

10. We note your response to prior comment 24 in our letter dated July 12, 2013. Your response states that realized gains and losses on commodity derivative contracts represent a cash gain or loss. In addition, your response states that the exclusion of unrealized gains and losses on commodity derivative contracts from EBITDAX is consistent with management's intention to illustrate your performance without giving effect to non-cash items. Please revise your reconciliation to replace the line item captioned "unrealized gains / losses on commodity derivative contracts" with two separate line items: one for the total commodity derivative gains / losses reported in your statements of operations and another for the net cash receipts / payments for derivatives settled during the period.

11. We note that you refer to realized gains / losses and unrealized gains / losses on commodity derivative contracts in various sections of your registration statements (e.g., management's discussion and analysis). Because you do not designate these derivatives as accounting hedges, please revise to provide a discussion of the total periodic gain or loss recognized under GAAP, supplemented with disclosure of the cash effects of settlements. Alternatively, describe how the realized and unrealized gains / losses are

calculated in a manner that is consistent with FASB ASC 815-10-35-2 (i.e., reflect only the periodic change in value recognized under GAAP).

Business, page 78

Reserves Data, page 88

12. Please reinstate the table previously disclosed on page 89 of the Registration Statement on Form S-1 summarizing the percentage of proved, probable and possible reserves audited or tell us why you removed that table.

13. The tabular disclosure of your proved reserves on pages 89, 90 and 92 in the Registration Statement on Form F-1 as amended on July 30, 2013 does not fulfill the presentation requirements set forth in Item 1202(a)(2)(ii) of Regulation S-K. Please expand your disclosure to include the proved undeveloped reserve quantities.

Price Sensitivity, page 91

14. We acknowledge your response to prior comment 30 in our letter of July 12, 2013. Please expand the disclosure on page 91 in the Registration Statement on Form F-1 as amended on July 30, 2013 to provide an annual schedule of the oil, condensate, and NGL prices and the natural gas prices per MMBtu from 2013 to 2017 and thereafter based on the Wells Fargo Commodities Indicative Pricing Sheet. Please provide these prices before adjustment for gathering, processing, compression and other such costs and note this as part of the disclosure. Also explain as part of the expanded disclosure that the sensitivity analysis is limited to changes in prices and does not include changes to costs or the number of locations evaluated. Such clarification is required to fulfill the disclosure requirements set forth in Items 1202(b)(2) and 1202(b)(3) of Regulation S-K.

Proved Undeveloped Reserves, page 96

15. We acknowledge the revision to the tabular presentation of the changes in proved undeveloped reserves on page 96 in the Registration Statement on Form F-1 as amended on July 30, 2013 to include the amount converted into proved developed reserves. However, the amount is shown as additive to the December 31, 2011 opening amount rather than as a reduction. Therefore, if the amounts converted are considered as transferred out of proved undeveloped or a negative amount, the numerical summation of the changes shown in the table does not reconcile to the difference between the opening December 31, 2011 and closing December 31, 2012 proved undeveloped reserves. Please advise or revise your disclosure of the changes in proved undeveloped reserves.

Preparation of Reserve Estimates, page 96

    16. We see your revisions to prior comment 33, specifically your reference to "petroleum engineering and evaluation principles established by the Society of Petroleum Evaluation Engineers." While we are aware of the SPEE's "Guidelines for Application of the Petroleum Resources Management System," we are not aware of a list of "principles" established by the SPEE. We reiterate prior comment 33.

Methodology Used to Apply Reserve Definitions, page 97

17.   We re-issue prior comment 34 in our letter of July 12, 2013, in part, as your response does not provide the supporting technical data for booking probable locations within a three-mile radius of existing Marcellus Shale production. We note your explanation for why you do not believe there are any constraints on the lateral distance with regards to assigning possible locations on your acreage in the Marcellus Shale. Please provide us with an annotated map with a bar scale to indicate lateral distances depicting the location of the existing producing horizontal or vertical Marcellus Shale wells and any dry holes within the formation on your acreage and those producing wells and dry holes on the acreage immediately offsetting your acreage.

18.   We re-issue prior comment 34 in our letter of July 12, 2013, in part, to clarify that your probable locations in the Utica Shale are also assigned within a three-mile radius of existing Utica Shale production and that your possible locations are not constrained by any lateral distance. As part of your response, please provide us with supporting technical data for your assumptions. Also provide us with an annotated map with a bar scale to indicate lateral distances depicting the location of the existing producing horizontal or vertical Utica Shale wells and any dry holes within the formation on your acreage and those producing wells and dry holes on the acreage immediately offsetting your acreage.

19.   Please tell us whether your proved developed producing reserves for the Marcellus Shale and for the Utica Shale as of June 30, 2013 are deterministic estimates and the extent to which these estimates are based on one or more type curves for the subject formation or relies on, or is supported by, other methods such as volumetric calculations, reservoir simulation and/or probabilistic methods.

20.   Please provide us with:
- A one-line summary by formation in spread sheet format of the gross estimated ultimate recoverable quantities in Bcfe, the average Btu content and total lateral length of the completion as of June 30, 2013 for each proved producing horizontal well in the Marcellus Shale and in the Utica Shale;
- A one-line summary by formation in spread sheet format of the gross estimated ultimate recoverable quantities in Bcfe, the average Btu content and proposed total

Glen C. Warren, Jr.
Antero Resources Corporation
August 16, 2013
Page 6

> lateral length of the completion as of June 30, 2013 for each proved, probable and
> possible location in the Marcellus Shale and in the Utica Shale;
>
> - The rate/time plots (in Adobe PDF format) for each of the three largest proved
>   developed producing wells and for each of the three largest proved undeveloped
>   locations in the Marcellus Shale and in the Utica Shale (12 entities in all). Please
>   ensure that the decline parameters, EURs and historical production and forecast
>   projection are presented on the rate/time plots.
>
> You may furnish these materials on digital media such as a flash drive or compact disk.
> Please indicate your preferred method of disposition/return and direct these engineering
> items to:
> U.S. Securities and Exchange Commission
> 100 F Street NE
> Washington, DC 20549-628
> Attn: John E. Hodgin

Identification of Potential Well Locations, page 98

21. Please advise or revise the disclosure to remove the second and third bullet points under
    the section entitled "our identified potential well locations include." These statements do
    not appear to be applicable due to revising the table on page 6 to remove the "other"
    locations.

Certain Relationships and Related Party Transactions, page 119

Antero Midstream, page 119

22. We note your response to prior comment 42 in our letter dated July 12, 2013. Please
    provide us with additional information regarding the rights of Antero Resources
    Midstream Management LLC to cause an initial public offering of Antero Resources
    Midstream, LLC. For example, tell us whether Antero Resources Midstream
    Management LLC has the unilateral ability to initiate an initial public offering of Antero
    Resources Midstream, LLC. In addition, please tell us about the consent rights of Antero
    Resources Midstream Management LLC.

Principle and Selling Stockholders, page 127

Beneficial Ownership, page 127

23. We note your response to comment 44 in our letter dated July 12, 2013. Please revise to
    indicate the person(s) having voting or investment power for Yorktown Energy Partners
    VIII, L.P. See Rule 13d-3 under the Exchange Act.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-45

Oil and Gas Reserves, page F-46

24. We re-issue prior comment 56 in our letter of July 12, 2013, in part, to clarify why you consider the changes resulting from the realization and execution of gas processing agreements for inclusion as extensions and discoveries rather than another change category such as revisions to previous estimates or improved recovery. Please formulate your response based on the definitions of the change categories as set forth in FASB ASC paragraph 932-235-50-5. Furthermore, please amend your disclosure of the explanation of the changes in your reserves here and elsewhere on pages 93 and 96, if applicable, to include separate disclosure of the net quantities of the reserves attributable to the effect of such gas processing agreements for the periods ending 2010, 2011 and 2012.

Exhibits 99.1-99.6 and Exhibits 99.13-99.21

25. We re-issue comment 60 in our letter of July 12, 2013, in part, as your response and revisions to the third party reports do not clarify the price reference, for example WTI spot price at Cushing, Oklahoma, for the oil and condensate benchmark prices used in the reserves report. Furthermore, we note that the oil and condensate prices disclosed in the reserves report do not present the unweighted average 12-month first-day-of-the-month benchmark price. Please obtain and file amended third party reports to disclose price reference, the unweighted benchmark prices and expand the disclosures to include an explanation for why the there is no difference between the unweighted benchmark price and the weighted-average price for oil and condensate used in the reports. Such clarification is required to fulfill the disclosure requirements as part of the economic assumptions per Item 1202(a)(8)(v) of Regulation S-K.

Exhibit 99.21

26. Please obtain and file an amended third party report to disclose the proportion of the Company's total possible reserves covered by the report as required by Item 1202(a)(8)(iii) of Regulation S-K.

Item 17. Undertakings, page II-7

27. Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk at (202)551-3717 or Ethan Horowitz, Branch Chief, at (202)551-3311 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, at (202)551-3699 if you have questions regarding the engineering comments. Please contact Angie Kim at (202)551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
Matthew R. Pacey
Vinson & Elkins L.L.P.